UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 19, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL GAINS APPROVAL AND MOVES TO RECRUITMENT FOR WEST NILE VACCINE
PHASE I CLINICAL STUDY


LEIDEN, THE NETHERLANDS, DECEMBER 16, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that it has obtained approval from Belgian authorities to test the safety, tolerability and immunogenicity of its whole-inactivated West Nile virus vaccine in healthy volunteers. This opens the way for the imminent commencement of a Phase I clinical trial, with recruitment of volunteers underway.

The clinical trial for the human West Nile vaccine follows the June 2004 Israeli market authorization for a veterinary vaccine developed earlier together with the Kimron Veterinary Institute for use in geese. The first large commercial group of geese were recently vaccinated successfully at Kimron with two doses of the PER.C6(R)-based vaccine. The veterinary vaccine, which produced excellent safety data and almost 100% efficacy in challenge experiments, provides strong proof-of-concept for Crucell's human vaccine, as it protects against the Israel 1998 goose strain of West Nile virus which is closely related to the New York 1999 strain responsible for the outbreaks in the US.

"We are proud that our first PER.C6(R)-based vaccine is moving to the clinic," said Dr Jaap Goudsmit, Crucell's Chief Scientific Officer. "Our whole-inactivated West Nile vaccine presents a safe solution to the West Nile encephalitis that is particularly severe among the elderly in the US."

Since its emergence in New York in 1999, West Nile virus has spread throughout the entire US. Primarily transmitted through the bite of infected mosquitoes, it can cause a fatal form of encephalitis, or inflammation of the brain, in humans and some animals. Health authorities in the US now view the disease as a recurring threat, surfacing every summer with warm and humid weather. In 2005, 2,775 recorded cases have so far claimed 98 lives.

ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     December 19, 2005                             /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer